Exhibit 99.1

Valens Semiconductor Appoints Gili Friedman as Senior Vice President, Head of Cross Industry Business

HOD HASHARON, Israel, December 9, 2024 -- Valens Semiconductor (NYSE: VLN), a leader in high-performance connectivity, today announced it has appointed Gili Friedman as Senior Vice President and the Company’s Head of the newly formed Cross Industry Business Unit effective February 16, 2025.

“We are thrilled to welcome Gili Friedman as the Head of our newly formed Cross Industry Business Unit, which encompasses all the non-automotive verticals we serve including audio-video, industrial, machine vision, and medical markets,” said Gideon Ben-Zvi, Chief Executive Officer of Valens Semiconductor. “Gili brings more than 17 years of experience leading sales and business development departments at leading global companies in the semiconductor industry. While heading the global sales teams at both Sony Semiconductor Israel and Altair, she established a proven track record of driving impressive revenue growth in existing and new markets.

“Gili’s multi-disciplinary approach, which integrates customer engagement, sales strategy, marketing and project lifecycle management, along with her deep expertise in semiconductor technology, sets her apart. We are excited Gili is joining the Valens team and expect she will make an immediate and lasting impact on our organization.”

Friedman is currently Vice President of Sales and Business Development at Sony Semiconductor Israel, formerly Altair Semiconductor. She quickly moved into leadership roles at Altair after joining the company as a software engineer progressing from Program Management to Global Business Management before ultimately serving as VP of Sales and Business Development.

“I am delighted to be joining Valens Semiconductor to lead its next phase of growth,” said Friedman. “The opportunity in the audio-video, industrial, machine vision, and medical verticals is vast with a total addressable market of over $1 billion. I look forward to leveraging Valens’ standard setting, high-performance connectivity solutions to accelerate market share growth and drive progress towards our 2029 financial goals.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our financial goals for 2029 and potential acquisition opportunities. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor's ("Valens") management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers' demand; disruptions in relationships with any one of Valens' key customers; any difficulty selling Valens' products if customers do not design its products into their product offerings; Valens' dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens' Form 20-F filed with the SEC on February 28, 2024 under the heading "Risk Factors," and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Pat Burek
Senior Vice President
Financial Profiles, Inc.
pburek@finprofiles.com

Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

Lisa Fortuna

Senior Vice President

Financial Profiles, Inc.

ValensIR@finprofiles.com

SOURCE Valens Semiconductor

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